SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement:  06 April, 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure: 1.              Director/PDMR Shareholding announcement made on 10 February 2009
Enclosure: 2               Director/PDMR Shareholding announcement made on 12 February 2009
Enclosure: 3               Director/PDMR Shareholding announcement made on 13 February 2009

Enclosure: 4               BT Expands geographical spread of joint venture announcement made on 17 February 2009

Enclosure: 5               BT Opens Public Offer Over Remaining NET2S Shares announcement made on 17 February 2009

Enclosure: 6               Director/PDMR Shareholding announcement made on 20 February 2009

Enclosure: 7               Director/PDMR Shareholding  announcement made on 20 February 2009

Enclosure: 8               Total Voting Rights announcement made on 27 February 2009

Enclosure: 9               BT completes acquisition of 100% of Net2S shares announcement made on 09 March 2009

Enclosure: 10             Director/PDMR Shareholding announcement made on 09 March 2009

Enclosure: 11             Transaction in Own Shares announcement made on 20 March 2009

Enclosure: 12            Director/PDMR Shareholding announcement made on 20 March 2009

Enclosure: 13            Maartin van den Bergh leaves Board of AkzoNobel announcement made on 23 March 2009

Enclosure: 14            Transaction in Own Shares announcement made on 25 March 2009

Enclosure: 15            Total Voting Rights announcement made on 31 March 2009

Enclosure 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
SIR MICHAEL RAKE
IAN LIVINGSTON
HANIF LALANI
GAVIN PATTERSON
AL-NOOR RAMJI

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
HALIFAX
 CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
NOTIFICATION IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO ABOVE
.
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
HALIFAX
 CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).
8 State the nature of the transaction
REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
ALL SHARES ARE HELD IN THE NAME OF
HALIFAX
 CORPORATE TRUSTEES LIMITED
:

SIR MICHAEL RAKE -
63
 SHARES
IAN LIVINGSTON - 154
 SHARES
HANIF
 LALANI - 343
 SHARES
GAVIN PATTERSON - 213
 SHARES
AL-NOOR RAMJI - 11 SHARES

 10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
1
06.73
 pence
14. Date and place of transaction
09

FEBRUARY 2009
 -
UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
SIR MICHAEL RAKE
PERSONAL HOLDING:
73,556
 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
7,560
 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING:
659,608
ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN
 2006
:
159,232
 SHARES
BT GROUP DEFERRED BONUS PLAN 2007: 132,138 SHARES
BT GROUP DEFERRED BONUS PLAN 2008: 210,722 SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
265,39
0
 SHARES
BT GROUP INCENTIVE SHARE PLAN 2007: 365,151 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008: 1,330,851 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
14,594
 SHARES.

HANIF LALANI
PERSONAL HOLDING:
191,017
ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
121,319
 SHARES
BT GROUP DEFERRED BONUS PLAN 2007: 115,777 SHARES
BT GROUP DEFERRED BONUS PLAN 2008: 146,753 SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
202,201
 SHARES
BT GROUP INCENTIVE SHARE PLAN 2007: 239,956 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008: 763,282 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 195,889 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
7,560
 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING:
252,769
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
80,089
 SHARES
BT GROUP DEFERRED BONUS PLAN 2007: 54,720 SHARES
BT GROUP DEFERRED BONUS PLAN 2008: 85,992 SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
170,860 SHARES
BT GROUP INCENTIVE SHARE PLAN 2007: 119,023 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008: 652,377 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
98,178
SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198 SHARES
.

AL-NOOR RAMJI
PERSONAL HO
LDING: 321,122 ORDINARY SHARES

BT GROUP DEFERRED BONUS P
LAN
 2006
:
82,609
BT GROUP DEFERRED BONUS P
LAN 2007: 64,364
BT GROUP DEFERRED BONUS P
LAN 2008: 105,058

BT GROUP INCENTIVE SHARE PLAN
 2006
:
189,563

BT GROUP INCENTIVE SHARE PLAN 2007: 260,820
BT GROUP INCENTIVE SHARE PLAN 2008: 219,198

BT GROUP RETENTION SHARE PLAN 2007: 139,104 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 14,594 SHARES.

16. Date issuer informed of transaction
10

FEBRUARY
 200
9
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A ……………………
24. Name of contact and telephone number for queries
FRANCIS O'MAHONY - 020 7356 6143
Name and signature of duly authorised officer of
issuer
 responsible for making not
ification
FRANCIS O'MAHONY
Date of notification
10 FEBRUARY 2009
END

Enclosure  2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
IAN LIVINGSTON
SALLY DAVIS
HANIF LALANI
ROEL LOUWHOFF
GAVIN PATTERSON
AL-NOOR RAMJI
TONY CHANMUGAM

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
ILFORD TRUSTEES (
JERSEY
) LIMITED
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE

PLAN AND BT GROUP DEFERRED BONUS PLAN.
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
ILFORD TRUSTEES (
JERSEY
) LIMITED
8 State the nature of the transaction
AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE

PLAN AND BT GROUP DEFERRED BONUS PLAN.
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
IA
N LIVINGSTON -
BT GROUP DEFERRED BONUS PLAN
 2006
:
7,917

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
6,570

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
1
0,477

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
13,196
 SHARES
BT GROUP INCENTIVE SHARE PLAN
 2007
:
18,156
 SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:
66,174
 SHARES

SALLY DAVIS
BT GROUP DEFERRED BONUS PLAN
 2006
:
3,308

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
3,203

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
4,911

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
5,429
 SHARES
BT GROUP INCENTIVE SHARE PLAN
 2007
:
3,734
 SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:
1
0,380
 SHARES

HANIF LALANI -
BT GROUP DEFERRED BONUS PLAN
 2006
:
6,
032

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
5,756

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
7,297

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
1
0,054

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2007
:
1
1,931

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:
37,953

SHARES

ROEL LOUWHOFF
BT GROUP DEFERRED BONUS PLAN
 2006
:
2,
554

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
2,277

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
6,965

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
6,192

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2007
:
14,115

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:
12,975

SHARES

BT GROUP RETENTION SHARE PLAN 2007:
7,057

SHARES

GAVIN PATTERSON
BT GROUP DEFERRED BONUS PLAN
 2006
:
3,982

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
2,720

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
4,275

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
8,495

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2007
:
5,918

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:
32,438

SHARES

AL-NOOR RAMJI
BT GROUP DEFERRED BONUS PLAN
 2006
:
4,107

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
3,200

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
5,223

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
9,425

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2007
:
12,968

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:
10,899

SHARES

BT GROUP RETENTION SHARE PLAN 2007:
6,916

SHARES

TONY CHANMUGAM
BT GROUP DEFERRED BONUS PLAN
 2006
:
2,426

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
1,773

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
2,463

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
6,283
 SHARES
BT GROUP INCENTIVE SHARE PLAN
 2007
:
4,377
 SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:
6,876
 SHARES

BT GROUP RETENTION SHARE PLAN 2008: 4,631 SHARES

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
£1.0860

pence
14. Date and place of transaction
11

FEBRUARY 2009,
UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
IAN LIVINGSTON
PERSONAL HOLDING:
659,608
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
1
67,149

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
13
8,708

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
2
21,199

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

2
78,586

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2007
:

3
83,307

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:

1,
397,025

SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
14,594
 SHARES

SALLY DAVIS
PERSONAL HOLDING
:
109,331
 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN
 2006
:
6
9,842

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
6
7,637

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
103,687

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

1
14,617

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2007
:

78,848

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:

219,140

SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
343,732
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION
S
 OVER
11,198
 SHARES.

HANIF LALANI
PERSONAL HOLDING:
191,017
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
 127,351

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
1
21,533

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
154,050

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

212,255

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2007
:

251,887

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:

801,235

SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
195,889
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
7,560

SHARES.

ROEL LOUWHOFF
PERSONAL HOLDING
:
137,946
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
53,936

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
4
8,090

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
14
7,049

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

1
30,735

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2007
:

2
98,002

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:

2
73,925

SHARES

BT GROUP RETENTION SHARE PLAN
 2007
:
1
4
8,999

SHARES

GAVIN PATTERSON
PERSONAL HOLDING
:
252,
769
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
84,071

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
5
7,440

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
90,267

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

179,355

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2007
:

1
24,941

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:

684,815

SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
98,178
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198
 SHARES

AL-NOOR RAMJI
PERSONAL HOLDING
:
321,1
22
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
86,716

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
6
7,564

SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
110,281

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:

198,988

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2007
:

273,788

SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:

230,097

SHARES

BT GROUP RETENTION SHARE PLAN
 2007
:
146,020
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
14,594
 SHARES

TONY CHANMUGAM
PERSONAL HOLDING
:
49,249
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
51,230

SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
37,450
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
52,007

SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
132,658 SHARES
BT GROUP INCENTIVE SHARE PLAN
 2007
:
92,411
 SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:
145,179
 SHARES

BT GROUP RETENTION SHARE PLAN 2008:
97,772
 SHARES

16. Date issuer informed of transaction
12 FEBRUARY 2009
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A ……………………
24. Name of contact and telephone number for queries
Francis O'Mahony - 020 7356 6143
Name and signature of duly authorised officer of
issuer
 responsible for making notification
FRANCIS O'MAHONY
Date of notification
12 FEBRUARY 2009
END

Enclosure  3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
IAN LIVINGSTON
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
NOTIFICATION ONLY RELATES TO IAN LIVINGSTON
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
NOTIFICATION IS IN RESPECT OF THE PERSONAL HOLDING OF IAN LIVINGSTON
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
IAN LIVINGSTON
8
.
 State the nature of the transaction
PURCHASE
 OF ORDINARY SHARES
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
IAN LIVINGSTON
-

99,500
 ORDINARY SHARES
1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
DEALT PRICE: GBP
0.99700
14. Date and place of transaction
PURCHASE
 -
13 FEBRUARY 2009
 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
IAN LIVINGSTON
PERSONAL HOLDING
:
759,108 S
HARES

BT GROUP DEFERRED BONUS PLAN
 2006
:
167,149
SHARES
BT GROUP DEFERRED BONUS PLAN
 2007
:
138,708
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
221,199
SHARES

BT GROUP INCENTIVE SHARE PLAN
 2006
:
 278,586 SHARES
BT GROUP INCENTIVE SHARE PLAN
 2007
:
 383,307 SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:
 1,397,025 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
14,594
 SHARES

1
6. Date issuer informed of transaction
s
13 FEBRUARY 2009
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
FRANCIS O'MAHONY - 0207 356 6143
Name and signature of duly authorised officer of
issuer
 responsible for making notification
FRANCIS O'MAHONY
Date of notification
13 FEBRUARY 2009
END

Enclosure  4

BT extends geographic scope of Joint Venture with En
ìa S.p.A. in Parma, Italy and
increases stake to 59.5%

BT and
 Enìa have agreed to extend the geographic scope of their current Italian Joint Venture in
Parma
 to the neighbouring regions of Reggio Emilia and
Piacenza
. The JV has been in operation since 1999, providing telecoms and IT services to business customers in the region. The venture employs  32 people.

Both parties will contribute additional assets and as a result BT's equity stake will increase from 55% to 59.5%. The gross assets of the joint venture have increased by €354,357.

The extended business has been renamed 'BT Enìa Telecomunicazioni'.

February
17
th
, 2009

About BT
BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2008, BT Group's revenue was £20,704 million with profit before taxation and specific items of £2,506 million.
British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in
London
 and
New York
.

For more information, visit
www.bt.com/aboutbt

About BT Italia
BT Italia S.p.A

 is
Italy
's leading supplier of communication services and solutions for corporations and public administrations. Since 1 March 2006, the company includes the activities of Atlanet S.p.A, Fiat's former communication services subsidiary operating on the domestic market., BT Italia S.p.A also manages the domestic operations of BT Radianz and BT Infonet.
In January 2008 I.Net Spa was incorporated in BT Italia Spa.
During the Fiscal Year that ended last 31 March 2008, BT Italia posted revenues for € 1019 million
, with a portfolio of more than
250,
000 business customers
. Besides the
Milan
,
Rome
 and
Turin
 headquarters, BT is present across the country with offices in all major cities, with some 1400 employees.
BT Italia owns an optic fibre network extending over more than 12,000 kilometres, and is fully interconnected with BT's European IP network.

About Enìa
Enìa S.p.A.,
 one of
Italy
's leading multi-utility companies (gas, electricity, water, waste management and remote heating), operates in the Provinces of Reggio Emilia,
Parma
 and
Piacenza
. The company was created as a result of the merger of Agac in Reggio Emilia, Amps in
Parma
 and Tesa
Piacenza
 in March 2005.

For further information:

Enìa S.p.A - Media Relations
Selina Xerra
tel. +39 0521.1919.910 - cell. +39 335.7723476
selina.xerra@eniaspa.it

BT Italia S.p.A. - Press Office
Carlo Ridolfi
tel. +39 02.75292260 - cell. +39 348.3414317

Enclosure  5
BT OPENS PUBLIC OFFER OVER REMAINING NET2S SHARES

Following its announcement on 27 January 2009 of the filing of a draft buyout offer with the
Autorité des marchés financiers
 ("AMF") in France to purchase the remaining c.2.19% in Net2S S.A.
("Net2S")
that BT Group plc
("BT")
does not currently own, BT announces that
it has gained AMF approval
to launch the buyout offer
and that
the buyout offer period opens today for
a period of
10 trading days.

The offer will be at an offer price of €5.27 per share, payable in cash from BT's existing resources, and amounts to a maximum potential consideration of approximately €1.83m. The public offer will be followed immediately by a compulsory acquisition of any outstanding Net2S shares not owned by BT at that time.

The joint information note and
copie
s
 of the two documents presenting the main legal, accounting and financial information
 of Net2S and BT are available on the website of
the
French Market Authority (
www.amf-france.org
), as well as on the web sites of BT (
www.btplc.com
) and Net2S (
www. net2s.com
).

Enclosure  6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
CLAY BRENDISH
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
CLAY BRENDISH
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
THE P
URCHASE OF
6
,
000

ORDINARY
SHARES BY
CLAY BRENDISH
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
CLAY BRENDISH
8 State the nature of the transaction
SHARE PURCHASE
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
6
,
000
 ORDINARY
SHARES
1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
88.30 pence per share
14. Date and place of transaction
20

FEBRUARY 2009
 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
CLAY BRENDISH
PERSONAL HOLDING: SHARES -
 36,920

1
6. Date issuer informed of transaction
s
20

FEBRUARY 2009
i
f a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of
shares
 or debentures over which options held following notification
23. Any additional information
N/A

24. Name of contact and telephone number for queries
ANDREW BENNETT
 - 020 7356 6027
Name and signature of duly authorised officer of
issuer
 responsible for making notification
ANDREW BENNETT
Date of notification
20

FEBRUARY

2009
END

Enclosure  7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
ERIC DANIELS
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
ERIC DANIELS
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
THE P
URCHASE OF
5
,
570

ORDINARY
SHARES BY
ERIC DANIELS
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
ERIC DANIELS
8 State the nature of the transaction
SHARE PURCHASE
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
5
,
570
 ORDINARY
SHARES
1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
89 pence per share
14. Date and place of transaction
20

FEBRUARY

2009
 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
ERIC DANIELS
PERSONAL HOLDING: SHARES -
12,647

1
6. Date issuer informed of transaction
s
20

FEBRUARY

2009
i
f a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of
shares
 or debentures over which options held following notification
23. Any additional information
N/A

24. Name of contact and telephone number for queries
ANDREW BENNETT
 - 020 7356
6027
Name and signature of duly authorised officer of
issuer
 responsible for making notification
ANDREW BENNETT
Date of notification
20

FEBRUARY

2009
END

Enclosure  8

Friday
27

February 2009

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on
27

February 2009
, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 408,
484
,
989
 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,742,742,040
.
The above figure (
7,742,742,040
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-
Enclosure  9

BT
COMPLETES ACQUISITION OF 100% OF NET
2S SHARES

O
n
1
7
February
 2009
,

BT Group plc ("BT") announced the opening of
a
 buyout offer
for
 the remaining c.2.19%
of the shares in
Net2S S.A.
("Net2S")
that BT d
id
 not
already
own
.

Following the closing of th
e
 offer on
2
 March 2009 and subsequent compulsory acquisition
 of the remaining shares
 on 3 March 2009
, BT now owns
all issued shares in
 Net2S
 other than

74,947
treasury
 shares
,
 and 6
5,833

shares issued under employee share schemes which are subject to certain lock up periods
. Net2S was delisted from
NYSE
EuroNext
 Paris
 on 3 March 2009
.

Enclosure  10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
SIR MICHAEL RAKE
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
SIR MICHAEL RAKE
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
PURCHASE OF SHARES
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
QUILPEP NOMINEES LTD - DESIGNATION A
8. State the nature of the transaction
PURCHASE OF SHARES
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
28,500
ORDINARY SHARES
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
71.888
P PER SHARE
14. Date and place of transaction
09

MARCH

2009
, LONDON
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
102
,
056
 ORDINARY SHARES
16. Date issuer informed of transaction
09

MARCH
 2009
, LONDON
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A
24. Name of contact and telephone number for queries
ANDREW BENNETT
 - 020 7356 6
0
2
7
Name and signature of duly authorised officer of
issuer
 responsible for making notification
ANDREW BENNETT
Date of notification
09

MARCH
 2009
, LONDON
END

Enclosure 11

Friday 20 March 2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
49,862
 ordinary shares at
nil cost
. The transferred shares were all formerly held as treasury shares.

BT Group plc
'
s capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 408
,
435,127
 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,742,791,902

The above figure (7,742,791,902
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA
'
s Disclosure and Transparency Rules.

= ends =

Enclosure 12

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
PATRICIA HEWITT
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
PATRICIA HEWITT
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
THE P
URCHASE OF
3,704

ORDINARY
SHARES BY
PA
TR
ICIA HEWITT
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
TRANSACT NOMINEES
8 State the nature of the transaction
SHARE PURCHASE
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
3,704
 ORDINARY
SHARES
1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
£
0.8098
14. Date and place of transaction
18 MARCH
2009
 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
PATRICIA HEWITT
PERSONAL HOLDING: SHARES -
6,534

1
6. Date issuer informed of transaction
s
19 MARCH 2009
i
f a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of
shares
 or debentures over which options held following notification
23. Any additional information
N/A

24. Name of contact and telephone number for queries
FRANCIS O'MAHONY
 - 020 7356 6143
Name and signature of duly authorised officer of
issuer
 responsible for making notification
FRANCIS O'MAHONY
Date of notification
20 MARCH

2009
END

Enclosure  13
BT Group plc

Notification under Listing Rule 9.6.14
Details of an additional directorship held by a current director.

1
Maartin
van den
 Bergh
 is
a
current
non exe
cutive dire
ctor of BT Group plc;

2
.
Mr van den Bergh
stepped down
 as
Chairman and as a member
of the
 Supervisory Board of Akzo
Nobel on

24 February

2009
.

Contact for queries:

Name:
Patricia Day

Address:
A9 BT Centre
81 Newgate St

EC1A 7AJ

Date of Notification:

23 March

2009

= ends =
Enclosure 14

Wednesday 25
 March 2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
2,000,000
 ordinary shares at
nil cost
. The transferred shares were all formerly held as treasury shares.

BT Group plc
'
s capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 406,435,127 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,744,791,902

The above figure (7,744,791,902
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA
'
s Disclosure and Transparency Rules.

= ends =

Enclosure 15

Tuesday
 31 March
2009

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on
31 March
2009
, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 406,435,127 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,744,791,902
.
The above figure (7,744,791,902
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date   06 April, 2009